Exhibit 99.1

Certain information marked as “XXXX” has been excluded from the Share Subscription Agreement because it is both not material and is the type that the registrant treats as private or confidential.

股份认购合同

Share Subscription Agreement

本股份认购合同（“本合同”）由以下双方于2023年3月26日（“签署日”）在中华人民共和国（为本合同之目的，不包括香港特别行政区、澳门特别行政区及台湾地区，“中国”）签署：

This Share Subscription Agreement (this “Agreement”) is entered into as of March 26, 2023 (the “Signing Date”) in People’s Republic of China (for the purpose of this Agreement, excluding Hong Kong, Macao and Taiwan, the “PRC”) by and between:

(1)	Luokung Technology Corp.，一家依据英属维尔京群岛法律有效成立并合法存续并且在美国纳斯达克上市的公司，公司代码为LKCO，公司地址为北京市朝阳区光华路9号SOHO二期B座B9-8（“Luokung”或“公司”）；和

Luokung Technology Corp., a business company duly incorporated and validly existing under the Laws of the British Virgin Islands and listed on the NASDAQ in the United States, with the company ticker symbol “LKCO” and with the address of B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing (“Luokung”or the “Company”); and

(2)	CHINA ORIENT SMART ECOTECH INVESTMENT GROUP LIMITED，一家依据英属维尔京群岛法律有效成立并合法存续的公司，注册地址为Sea Meadow House, Road Town, Tortola, VG1110, British Virgin Islands（“认购人”）。

CHINA ORIENT SMART ECOTECH INVESTMENT GROUP LIMITED, a business company duly incorporated and validly existing under the Laws of the British Virgin Islands, with the registered address of Sea Meadow House, Road Town, Tortola, VG1110, British Virgin Islands (the “Subscriber”).

公司和认购人单独称为“一方”，合称为“双方”。

Each of the Company and the Subscriber shall be hereinafter referred to as a “Party” respectively, and as the “Parties” collectively.

鉴于：

Whereas:

认购人拟按照本合同规定的条款、条件和价格向公司认购一定数量的普通股（限售期：6个月），且公司拟按照本合同规定的条款、条件和价格向认购人或其指定的关联方新发行该等数量的票面价值为0.3美元每股的普通股（“认购股票”）。

The Subscriber intends to subscribe for and purchase certain Ordinary Shares (Lock-up Period: 6 months) of the Company and the Company intends to issue and sell to the Subscriber such amount of the Ordinary Shares par value US$0.30 per share of the Company (the “Purchased Shares”).

认购人高度认可公司的发展潜力和发展前景，希望作为战略投资者，参与公司的发展。

The Subscriber highly recognizes the Company’s development potential and prospects and hopes to participate in the Company’s development as a strategic investor.

双方经友好协商达成如下协议，以兹共同遵守：

The Parties have reached this Agreement after friendly negotiation, which shall be binding on the Parties equally:

1.	股份认购
1.	Share Subscription

1.1	股份认购

Share Subscription

根据本合同的约定及双方另行达成一致的其他安排，认购人同意以其自身或通过其指定的关联方以合计220,000,000美元 （“投资金额”）购买认购股票。认购人认购若干股数，以使得认购人在本次交易后持有公司22%的普通股（在完全稀释和转化的基础上）,即认购股票的数量为5,469,019股限制性股份。

Subject to the terms and conditions of this Agreement and as mutually agreed by the Parties, the Subscriber or its designated affiliates agrees to subscribe for and purchase and the Company agrees to issue, allot and sell to the Subscriber, the Purchased Shares at the total consideration of US$ 220,000,000 (the “Investment Amount”). The Purchased Shares representing 22% of the then total ordinary shares of the Company immediately after the Transaction (on a fully-diluted and as-converted basis) . The number of Purchased Shares shall be 5,469,019 ordinary Shares par value US$0.30 per share.

1.2	投资金额的支付

Payment of Investment Amount

认购人或其指定的关联方应当将投资金额向公司指定的如下银行账户（“银行账户”）汇出：

The Subscriber or its designated affiliates shall pay the Investment Amount to the following bank account as designated by the Company (the “Bank Account”):

账户名称：XXXX

开户银行：XXXX

银行账号：XXXX

行号：XXXX

银行地址：XXXX

Or

户名：XXXX

银行：XXXX

账号：XXXX

2.	交割先决条件
2.	Closing Conditions

2.1	认购人完成本合同项下本次交易的义务，应以下列每一先决条件在交割之前获得满足或被认购人书面豁免为前提：

The obligations of the Subscriber pursuant to this Agreement are subject to the fulfillment and the satisfaction or written waiver by the Subscriber of each of the following conditions at the Closing:

(1)	截至本合同签署日并持续至交割日，公司根据本合同作出的陈述和保证在所有重大方面是真实、准确、完整和没有误导的；本合同规定的应由公司在交割日或之前履行的承诺和约定均已得到履行；

The representations and warranties made by the Company shall be true, correct, complete and non-misleading in all material aspects as of the Signing Date through and including the Closing Date; the Company shall have performed and complied with all obligations and conditions that are required by this Agreement to be performed or complied with by it on or before the Closing;

(2)	公司已获得充分的内部授权，包括获得股东会、董事会或其他内部权力机构（视情况而定）的批准，以订立本合同并完成本次交易；

All internal approvals which are required to be obtained by the Company in connection with the execution of this Agreement and the consummation of the Transaction contemplated under this Agreement shall have been obtained;

(3)	公司为签署本合同和实施本次交易已经取得所有政府部门或者第三方的批准、同意或者豁免（如需）；

All approvals, consents and waivers from all governmental authorities or other third parties which are required to be obtained by the Company in connection with the execution of this Agreement and the consummation of the Transaction contemplated under this Agreement shall have been obtained (if any);

(4)	截至本合同签署日并持续至交割日，未发生任何导致或可能导致本次交易不合法或者限制或禁止本次交易实施的重大不利事件。

There shall have been no material adverse event which would or would be expected to cause the Transaction contemplated under this Agreement to be illegal or to restrict or prohibit the implementation of such Transaction as of the Signing Date through and including the Closing Date.

2.2	公司完成本合同项下本次交易的义务，应以下列每一先决条件在交割时或交割之前获得满足或被公司书面豁免为前提：

The obligations of the Company pursuant to this Agreement are subject to the fulfillment and the satisfaction or written waiver by the Company of each of the following conditions at the Closing:

(1)	截至本合同签署日并持续至交割日，认购人根据本合同作出的陈述和保证在所有重大方面是真实、准确、完整和没有误导的；本合同规定的应由认购人在交割日或之前履行的承诺和约定均已得到履行；

The representations and warranties made by the Subscriber shall be true, correct, complete and non-misleading in all material aspects as of the Signing Date through and including the Closing Date; the Subscriber shall have performed and complied with all obligations and conditions that are required by this Agreement to be performed or complied with by it on or before the Closing;

(2)	认购人已获得充分的内部授权，包括获得股东会、董事会或其他内部权力机构（视情况而定）的批准，以订立本合同并完成本次交易；

All internal approvals which are required to be obtained by the Subscriber in connection with the execution of this Agreement and the consummation of the Transaction contemplated under this Agreement shall have been obtained；

（3）公司继续为纳斯达克上市公司。

The Company continues to be listed on NASDAQ.

3.	交割
3.	Closing

3.1	公司和认购人应在本合同第2.1条和第2.2条载明的各项交割先决条件被证明得到满足或被相关方豁免之后在公司和认购人共同选定的时间按照第3条的规定完成交易（“交割”）。

The consummation of the Transaction (the “Closing”) shall take place on a date determined by the Parties after all conditions specified in Section 2.1 and Section 2.2 have been satisfied or waived. The date when the Closing takes place shall be hereinafter referred to as the Closing Date.

交割日Closing Date	该次交割投资金额比例 Percentage of Investment Amount in such Closing	时间 Time
第一期交割日 1st Closing Date	US$22,000,000 (10%)	本协议签署的30个工作日内Within 30 business days after the Signing Date
第二期交割日 2nd Closing Date	US$198,000,000 (90%)	首笔交割完成后60天内 Within 60 days after the 1st Closing Date

3.2	双方同意：

The Parties agree that:

(1)	第一期交割日之前，如果公司发生股票合并、或股票分拆的情形，则公司有权利对约定价格根据股票合并，股票分拆的情况进行等比例调整。

Before the 1st Closing Date, if the Company has any share consolidation (a reverse stock split(s))or stock split(s), then the Company has the right to adjust the Agreed Price proportionally and accordingly.

(2)	如第一期交割日，认购人选定认购方式后，公司发生股票合并、或股票分拆的情形，则公司有权利根据股票合并，股票分拆情况等比例调整发放的认购股票的数量。

Once the Subscriber chooses the Calculation Method on the 1st Closing Date, if the Company has any share consolidation (a reverse stock split(s)) or stock split(s) afterwards, then the Company has the right to adjust the number of the Purchased Shares to be issued proportionally and accordingly.

3.3	在交割时，公司应向认购人交付以下各项文件：

At the Closing, the Company shall deliver to the Subscriber the following items:

(3)	公司股东会、董事会或其他内部权力机构（视情况而定）批准公司订立本合同以及实施本次交易的批准文件；

a copy of the resolutions of the directors of the Company approving the execution of this Agreement and the consummation of the Transaction contemplated under this Agreement;

(4)	公司出具的确认本合同第2.1条规定的先决条件已满足（或被豁免）的确认函；以及

the certificate signed by the Company certifying that the conditions set forth in Section 2.1 of this Agreement have been satisfied (or waived); and

(5)	认购人已被登记为公司股东的证明文件，该证明文件应显示认购人持有公司的普通股份。

a copy of the register of members of the Company showing the allotment and issue of the relevant number of Purchased Shares to the Subscriber or its nominee together wth the share certificate reflecting the Subscriber or its nominee’s ownership of the relevant number of the Purchased Shares.

3.4	在交割时，认购人应向公司交付认购人出具的确认本合同第2.2条规定的先决条件已满足（或被豁免）的确认函。

At the Closing, the Subscriber shall deliver to the Company a certificate signed by it certifying that the conditions set forth in Section 2.2 of this Agreement have been satisfied (or waived).

3.5	箩筐遥感技术有限公司（以下简称“箩筐遥感”）为公司中国境内运营全资子公司

箩筐遥感为一全新公司，集约整合了公司的遥感数据服务、碳中和数据服务、自然资源管理服务等领域的全部技术、产品、市场、合同、团队及相关知识产权等。公司在该等领域的业务全部由箩筐遥感承载。箩筐遥感拥有DaaS, PaaS, SaaS全生态服务体系，专注于碳汇及碳排放数据监测服务及林业、农业等自然资源资产数字化服务。

Luokung Remote Sensing Co., Ltd. (the “Luokung Remote Sensing”) is a wholly-owned operating subsidiary of the Company in China. Luokung Remote Sensing is a brand-new company that intensively integrates all technologies, products, markets, contracts, teams and related intellectual property rights of the Company in the fields of remote sensing data services, carbon-neutral data services and natural resource management services. The Company’s business in these fields is all carried by Luokung Remote Sensing. Luokung Remote Sensing has a DaaS, PaaS and SaaS full ecological service system, focusing on carbon sequestration and carbon emission data monitoring services and digital services of natural resource assets such as forestry and agriculture.

交割完成后的24个月内，认购人有资格选择，以其本次获得的普通股总股数的50%的普通股，与箩筐遥感置换股份。本次获得的普通股总股数50%的普通股的总价值按照本合同的投资金额的50%来计算。箩筐遥感的股权价值为双方共同认可的独立第三方市场估值的85%。认购人在不要求注册股票的情况下享有此条款选择权，如果要求对认购股票进行注册，此条款失效。

Within 24 months after the completion of Closing, the Subscriber is eligible to choose to exchange certain shares of Luokung Remote Sensing, with 50% of the total number of Purchased Shares acquired pursuant to this Agreement. The value of 50% of the total amount of the Purchased Shares shall be 50% of the Investment Amount stipulated in this Agreement. The value of Luokung Remote Sensing shall be calculated based on 85% of the valuation of independent third-party mutually agreed by both parties. Subscriber is entitled to enjoy the benefits outlined in this clause without requiring for the registration of the subscribed shares, this clause becomes invalid if registration of subscribed shares is required.

3.6	易图通科技（北京）有限公司（以下简称“易图通”）为公司中国境内运营全资子公司，在自动驾驶、车路协同、数字孪生等智慧交通领域提供服务，是中国地图服务的头部服务商。同时，易图通为智慧高速、智慧城市、智慧公安、智慧园区、智慧物流、智慧出行等领域的智慧化建设提供了重要的数据底座支撑服务。

eMapgo Technologies (Beijing) Co., Ltd. (the”eMapgo”) is a wholly-owned operating subsidiary of the Company in China, providing services in the fields of smart transportation such as autonomous driving, vehicle-road collaboration, and digital twin systems. It is one of the leading map services providers in China. Meanwhile, eMapgo provides important data base support services for the intelligent construction of smart highways, smart cities, smart public security, smart parks, smart logistics, and smart travel.

交割完成后的24个月内，认购人有资格选择，以其本次获得的普通股总股数的50%的普通股，与易图通置换股份。本次获得的普通股总股数50%的普通股的总价值按照本合同的投资金额的50%来计算。易图通的股权价值为双方共同认可的独立第三方市场估值的85%。认购人在不要求注册股票的情况下享有此条款选择权，如果要求对认购股票进行注册，此条款失效。

Within 24 months after the completion of Closing, the Subscriber is eligible to choose to exchange certain shares of eMapgo, with 50% of the total number of Purchased Shares acquired pursuant to this Agreement. The value of 50% of the total amount of the Purchased Shares shall be 50% of the Investment Amount stipulated in this Agreement. The value of eMapgo shall be calculated based on 85% of the valuation of independent third-party mutually agreed by both parties. Subscriber is entitled to enjoy the benefits outlined in this clause without requiring for the registration of the subscribed shares, this clause becomes invalid if registration of subscribed shares is required.

4.	陈述与保证
4.	Representations and Warranties

4.1	公司于本合同签署之日向认购人陈述并保证：

The Company represents and warrants to the Subscriber as of the Signing Date:

(1)	公司合法有效设立并存续，不存在任何可能导致其终止、停业、解散、清算、破产的情形或法律程序；

The Company is duly incorporated and validly existing, and there is no situation or legal proceeding that may lead to its termination, suspension of business, dissolution, liquidation or bankruptcy;

(2)	其具有完全合法的资格和必要的权力签署本合同，行使其在本合同项下的权利并履行其在本合同项下的义务；

The Company has all requisite capacity, power and authority to execute this Agreement and perform its obligations under this Agreement;

(3)	其签署本合同，或履行其在本合同项下的义务并不违反其订立的任何其他协议、适用于其的任何法律和法规，也不会与上述各项存在任何法律上的冲突；

The execution of this Agreement and the performance of its obligations under this Agreement will not violate or be in any conflict with any other agreement to which the Company is a party, or any applicable laws and regulations;

(4)	其为签署本合同所需的一切必要的股东、董事会、交易所、政府部门以及任何其他方的批准、许可、同意、登记、备案或任何其他手续（因当前法律法规及有关政府部门原因无法适当取得的除外）均已适当取得和完成并且充分合法有效；

All approvals, permits, consents, registration, filings or other formalities by or with any shareholders, board of directors of the Company, the stock exchanges, governmental authorities and any third party which are required to be obtained by the Company in connection with the execution of this Agreement shall have been obtained, accomplished and remain valid, except for those that cannot be properly obtained due to current laws, regulations and relevant governmental authorities;

(5)	不存在任何正在进行中的或就其所知可能发生的涉及其的，并可能对其的财务状况或其根据本合同履行其义务的能力构成严重不利影响的任何仲裁、诉讼或行政程序；

There is no arbitration, action, suit, administrative proceeding pending or threatened against the Company that may have a material adverse effect on the financial conditions or the performance of the obligations under this Agreement by the Company;

(6)	本合同一经签署即构成对其有约束力的义务；

This Agreement shall constitute valid and legally binding obligations of the Company upon execution;

(7)	其没有从事犯罪行为或牵涉犯罪活动；

The Company is not engaged in any criminal activities;

(8)	为本次交易之目的，通过书面、口头、电子或其他方式向认购人提供的信息均是真实、准确、完整和有效的，没有重大遗漏或误导性陈述；

All information provided by the Company to the Subscriber for the consummation of the Transaction by written, oral, electronic or other means is true, accurate, complete and valid without any material omission or material misleading.

4.2	认购人于本合同签署之日向公司陈述并保证：

The Subscriber represents and warrants to the Company as of the Signing Date:

(1)	其合法有效设立并存续，不存在任何可能导致其终止、停业、解散、清算、破产的情形或法律程序；

The Subscriber is duly incorporated and validly existing, and there is no situation or legal proceeding that may lead to its termination, suspension of business, dissolution, liquidation or bankruptcy;

(2)	其具有完全合法的资格和必要的权力签署本合同，行使其在本合同项下的权利并履行其在本合同项下的义务；

The Subscriber has all requisite capacity, power and authority to execute this Agreement and perform its obligations under this Agreement;

(3)	其签署本合同，或履行其在本合同项下的义务并不违反其订立的任何其他协议、适用于其的任何法律和法规，也不会与上述各项存在任何法律上的冲突；

The execution of this Agreement and the performance of its obligations under this Agreement will not violate or be in any conflict with any other agreement to which the Subscriber is a party, any applicable laws and regulations or its memorandum and articles of association;

(4)	其为签署本合同所需的一切必要的股东、董事会、交易所、政府部门以及任何其他方的批准、许可、同意、登记、备案或任何其他手续（因当前法律法规及有关政府部门原因无法适当取得的除外）均已适当取得和完成并且充分合法有效；

All approvals, permits, consents, registration, filings or other formalities by or with any shareholders, board of directors of the Subscriber, the stock exchanges or governmental authorities and any third party which are required to be obtained by the Company in connection with the execution of this Agreement shall have been obtained, accomplished and remain valid, except for those that cannot be properly obtained due to current laws, regulations and relevant government authorities;

(5)	本合同一经签署即构成对其有约束力的义务。

This Agreement shall constitute valid and legally binding obligations of the Subscriber upon execution.

5.	双方的承诺
5.	Covenants

5.1	认购人向公司保证，（1）认购人将尽最大商业合理的努力采取有利于公司实现在本合同项下主要权利的行为，并签署必要的文件，向公司提交其合理要求的其他资料和文件；（2）认购人不会恶意做空公司股票，或将其持有的股份处置给他人用于恶意做空公司股票。

The Subscriber covenants to the Company that (1) the Subscriber shall use its best commercially reasonable efforts to take actions conducive to the realization of the Company’s principal rights under this Agreement and execute and submit the necessary documents to the Company; (2) the Subscriber shall not maliciously sell short the Company’s shares, or dispose its shares to others for maliciously selling short the Company’s shares.

5.2	在本次交易完成且认购人向公司支付全部投资款后，认购人有权向董事会推荐一（1）名人选作为独立董事，董事会对推荐人选有遴选和任免的权利。

Upon the completion of the Transaction and the full payment of the Investment Amount by the Subscriber to the Company, the Subscriber shall be entitled to nominate one (1) member as the independent director of the board of the Company. Such nominee shall be further selected and appointed by the board of the Company.

6.	违约事件
6.	Default Events

6.1	任何以下事件（“违约事件”）均构成一方在本合同项下的违约事件：

Any of the following events shall constitute a default event (the “Default Event”) under this Agreement:

(1)	在本合同项下所作的任何陈述或保证在任何重大方面被证明是不真实、不准确，或是具有误导性的；

any representation or warranty made under this Agreement is proved to be untrue, inaccurate or misleading in any material respect;

(2)	违反其在本合同项下的任何承诺或义务（包括但不限于未能按时支付投资金额）。

breach of any covenant or obligation under this Agreement (including but not limited to failure to pay the Investment Amount on time).

6.2	一旦发生任何违约事件，守约方有权要求违约方赔偿与违约事件有关的任何损失，包括损害赔偿、支出的成本和费用（包括律师费）、罚款等，并有权采取其他法律许可的任何行动。

In the event of any Default Event, the non-default party shall have the right to demand compensation from the default party for any losses related to the Default Event, including damages, costs and expenses (including attorney’s fees), fines, etc., and shall have the right to take any other action permitted by laws.

7.	合同的生效、修改和解除
7.	Effectiveness, Modification and Termination of this Agreement

7.1	本合同经双方签署后生效。

This Agreement shall become effective upon execution of this Agreement by the Company and the Subscriber.

7.2	本合同经双方书面同意，可以修改或补充；本合同的任何修改和补充均构成本合同不可分割的一部分。

This Agreement may only be modified or supplemented with the written approval of the Company and the Subscriber. Any modification or supplementation shall constitute an integral part of this Agreement.

7.3	本合同在以下任一情况终止：

This Agreement shall terminate:

(1)	经双方协商一致以书面形式终止本合同的；

upon the mutual consent in writing of the Parties;

(2)	一方严重违反本合同，另一方有权书面通知违约方解除本合同；或

by either the Subscriber, on the one hand, or the Company, on the other hand, by written notice to the other if there is a material breach of this Agreement; or

(3)	交割未按约定时间完成的，公司有权书面通知认购人解除本合同。

at the election of the Company, by written notice to the Subscriber if the Closing does not take place at the agreed date.

7.4	本合同终止或解除后，除第6条、第7条、第8条和第9条外，双方在本合同项下的所有权利和义务即时终止。除双方届时另行协商一致外，已经履行完毕的部分不再回溯；尚未履行的部分，终止履行。除本协议另有约定外，一方对其他方在本协议项下或对于本协议之解除没有其它任何索赔权利，但因解除前违反本协议而应承担的责任除外，但是，如因本协议第7.3条第（3）项原因导致本合同解除的，公司有权要求认购人支付相当于投资金额10%的违约金；如该等金额不能弥补由此给公司造成的全部损失的，认购人应向公司补足公司所遭受的一切损失。

If this Agreement is terminated pursuant to the provisions of this Section 7, except for Section 6, Section 7, Section 8, and Section 9, the rights and obligations of the Company and the Subscriber hereunder shall become void. Unless otherwise agreed by the Parties, the part that has been performed shall not be unwound and the part that has not been performed shall be ceased. Except as provided for in this Agreement, neither party shall be liable to the other for the termination of this Agreement; provided, that this does not relieve either Party hereto from liability for a breach of this Agreement prior to the date of termination, provided further, that if this Agreement is terminated pursuant to Section 7.3 (3), the Company shall be entitled to liquidated damages equivalent to 10% of the Investment Amount to be paid by the Subscriber. If such liquidated damages are lower than the losses incurred by the Company, the Subscriber shall compensate for all the losses suffered by the Company.

8.	适用法律与争议解决
8.	Governing Law and Dispute Resolution

8.1	本合同适用中华人民共和国法律并据此解释。

This Agreement shall be governed by and construed in accordance with the law of the PRC.

8.2	在本合同履行期间，凡因履行本合同所发生的或与本合同有关的一切争议、纠纷，双方应首先通过友好协商解决。协商不能解决时，任何一方均有权向中国国际经济贸易仲裁委员会依据其当时有效的仲裁规则申请仲裁。仲裁地点为北京。仲裁结果是终局的，对双方均有约束力。

Disputes arising from or in connection with this Agreement shall be settled through friendly negotiation between the Company and the Subscriber. In the event the Company and the Subscriber are unable to settle a dispute between them regarding this Agreement, such dispute shall be submitted to the China International Economic and Trade Arbitration Commission for arbitration in Beijing. The arbitral award shall be final and binding upon the Parties.

9.	其他
9.	Miscellaneous

9.1	一方未能行使、迟延行使或部分行使其在本合同项下的任何权利、权力或补救并不构成对它们的放弃或部分放弃，亦不影响该方对该等权利、权力或补救的进一步行使或对任何其他权利、权力或补救的行使。在任何法律项下本合同任何条款之不合法、无效或不可执行不影响其在任何其他法律项下的合法性、有效性或可执行性，也不影响其他任何条款的合法性、有效性或可执行性。双方应当在合法的范围内协商确定新的条款，以保证最大限度地实现原有条款的意图。

The failure, delay or partial exercise of any Party of its rights hereunder shall not constitute a waiver of any of such rights, and shall not affect the further exercise of such rights or exercise of any other right, power or remedy entitled by such Party. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the parties shall negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most closely effectuates the parties’ intent in entering into this Agreement, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected thereby.

9.2	本合同的全部条款及本合同本身均为保密信息，双方不应向任何第三方披露。为履行本合同之目的，在确需知晓的基础上，双方可向与履行本合同有关的高级职员、董事、雇员、代理人和专业顾问披露，但应确保该等高级、董事、雇员、代理人和专业顾问同样遵守本合同项下的保密义务，如一方的高级、董事、雇员、代理人和专业顾问违反本合同项下的保密义务，将视为该方违反本合同项下的保密义务；如果双方根据法律的要求而需要向政府、公众或者股东披露有关本合同的信息或者将本合同交至有关机构备案则属例外，但相关方应立即通知其他双方。不论本合同是否变更、解除或终止，本第9.2条均有法律效力。

All terms of this Agreement and this Agreement itself are confidential and should not be disclosed by the parties to any third party, provided, that any party (the “Disclosing Party”) hereto may disclose confidential information or permit the disclosure of confidential information (i) to its officers, directors, employees, agents and professional advisors on a need-to-know basis for the performance of its obligations in connection herewith so long as such officers, directors, employees, agents and professional advisors are subject to the confidentiality provisions herein and the breach of such officers, directors, employees, agents and professional advisors shall be deemed as the breach of the Disclosing Party and (ii) to the extent required by applicable laws to disclose the confidential information to the governmental authorities, the public or its shareholders or filed with relevant institutions, provided that such Disclosing Party shall provide the other party with prompt written notice of that fact. This Section 9.2 shall remain in force and effective regardless of whether this Agreement is modified or terminated.

9.3	本合同项下的所有通信沟通应采用书面方式，并应送达或发送至双方的如下通信地址：

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made to the Company or the Subscriber to the addresses specified below:

至公司

收件人：	于杰
通信地址：	北京市朝阳区光华路9号 SOHO二期B座B9-8
电话：
邮箱：	yujie@luokung.com

If to the Company:
Attn:	YU JIE
Address:	B9-8, Block B, SOHO Phase II, No.9, Guanghua Road, Chaoyang District, Beijing
Tel:
Email:	yujie@luokung.com

至认购人：

收件人：	XXXX
通讯地址：	XXXX
电话：
电子邮箱：	XXXX

If to the Subscriber:
Attn:	XXXX
Address:	XXXX
Tel:
Email:	XXXX

双方在本合同生效之后可以提前七（7）日发出书面通知更新上述收件人、通信地址。任何通信必须发送给指定的收件人并且含有充分的提示和/或说明，以使其一见即知与本合同下所述事项有关。如通过专人递送，该通信递交对方收件人或其代理人即视为送达；如以信件方式发送，该通信在发送以后的三（3）日视为送达；如以电子邮件方式进行的通知以邮件系统显示电子邮件发出时视为送达，该电子邮件被邮件系统退回的除外。

After the execution of this Agreement, each party may update the above recipient and address by written notice seven (7) days in advance. All notices shall be addressed to the designated recipient and contain sufficient notifications and/or instructions to make the recipient immediately aware of its relevance to this Agreement. The documents shall be conclusively deemed to have been duly delivered and received: (i) on the date when the courier delivers the above documents or notification to the designated recipient or agent when sent by courier; (ii) three (3) days after such document or notification has been posted when sent by mail; (iii) on the date when the email system indicates the email has been sent when sent by email unless the email is rejected by the email system.

9.4	双方应各自承担其在本合同下发生的任何费用或开支，包括税费、律师费用、财务顾问费用等。

Each party shall bear its own costs or expenses incurred under this Agreement, including taxes, attorney’s fees, financial adviser’s fees, etc.

9.5	本合同正本一式四（4）份，双方各持二（2）份，各份正本均具同等法律效力。

This Agreement shall be executed in four (4) counterparts, and each party shall keep two (2) copies respectively, with the same legal effect.

[以下无正文]

[The remainder of this page has been intentionally left blank.]

[《股份认购合同》公司签字页]

[Signature Page to Share Subscription Agreement - Company]

公司：

Luokung Technology Corp.

签署 ：
姓名 ：	宋雪松
职位 ：	董事长

《股份认购合同》之签字页

[为《股份认购合同》认购人签字页]

[Signature Page to Share Subscription Agreement - Subscriber]

认购人：

【】（盖章）

签署 ：
姓名 ：
职位 ：

《股份认购合同》之签字页